

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2020

Via E-mail
Ms. Christine Matthews
Chief Financial Officer
Zosano Pharma Corporation
34790 Ardentech Court
Fremont, CA 94555

>**Re:**   **Zosano Pharma Corporation**
>**Form 8-K**
>**Exhibit No. 10.1 Securities Purchase Agreement**
>**Filed November 27, 2019**
>**File No. 001-36570**

Dear Ms. Matthews:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance